UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER UNDER THE INVESTMENT COMPANY ACT OF 1940.

Manager Directed Portfolios
Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Milwaukee and the State of Wisconsin on the 14th day of June, 2019.

Manager Directed Portfolios
By:	/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer

Attest:	/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President For U.S. Bank Global Fund Services